Filed by Energy Transfer Partners, L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company: Susser Holdings Corporation
Commission File No.: 1-33084

NEWS RELEASE

Susser Holdings and Energy Transfer Partners Announce

Preliminary Merger Consideration Election Results

CORPUS CHRISTI and DALLAS, Texas, August 26, 2014 - Susser Holdings Corporation (NYSE: SUSS) and Energy Transfer Partners, L.P. (NYSE: ETP) today announced the preliminary results of the elections made by Susser common stockholders regarding their preference as to the form of merger consideration to be received in Energy Transfer Partners’ pending acquisition of Susser.

As previously announced on April 28, 2014, Susser Holdings Corporation entered into an Agreement and Plan of Merger with Energy Transfer Partners, L.P. and certain other parties thereto. Pursuant to the merger agreement, Susser stockholders were entitled to elect to receive, (i) a combination of $40.125 in cash and 0.7253 of an ETP common unit (the “standard mix of consideration”), (ii) $80.25 in cash (a “cash election”) or (iii) 1.4506 ETP common units (a “unit election”), for each share of Susser common stock they own immediately prior to the merger. The deadline for making this election was 5:00 p.m. Eastern Time on August 25, 2014 (the “Election Deadline”).

Based on available information as of the Election Deadline, the preliminary merger consideration election results are as follows:

•	Holders of approximately 7% of the outstanding shares of Susser common stock, or 1,489,061 shares of common stock, elected the standard mix of consideration;

•	Holders of approximately 1% of the outstanding shares of Susser common stock, or 264,840 shares of common stock, made a cash election; and

•	Holders of approximately 85% of the outstanding shares of Susser common stock, or 18,576,197 shares of common stock, made a unit election.

Holders of approximately 7% of the outstanding shares of Susser common stock, or 1,464,477 shares of common stock, failed to make a valid election prior to the Election Deadline and therefore are deemed to have elected the standard mix of consideration.

Because the unit election was oversubscribed, the consideration to be received by the holders who made the unit election will be prorated pursuant to the terms set forth in the merger agreement and as further described in the proxy statement/prospectus of Susser and ETP, dated July 30, 2014. Based on the number of shares of Susser common stock outstanding as of August 22, 2014 and the proration process set forth in the merger agreement, approximately 50% of the shares of Susser common stock for which a unit election was made will be converted into the right to receive cash, and approximately 50% of the shares of Susser common stock for which a unit election was made will be converted into the right to receive Energy Transfer Partners common units. The final proration numbers may vary significantly based upon the number of shares for which an election was made pursuant to the guaranteed delivery procedures to the extent such shares are not timely delivered following the Election Deadline.

Susser Holdings Corporation (NYSE: SUSS) is a third-generation family led business based in Corpus Christi, Texas, that operates more than 640 convenience stores in Texas, New Mexico and Oklahoma, with 595 under the Stripes® banner and 47 under the Sac-N-Pac banner. Restaurant service is available in more than 410 of its stores, primarily under the proprietary Laredo Taco Company® brand. Susser Holdings also is majority owner and owns the general partner of Susser Petroleum Partners LP. For more information, visit the Susser Holdings Corporation website at www.susser.com.

Susser Petroleum Partners LP (NYSE: SUSP) distributes approximately 1.7 billion gallons of motor fuel annually to Stripes® stores, independently operated consignment locations, convenience stores and retail fuel outlets operated by independent operators and other commercial customers in Texas, New Mexico, Oklahoma and Louisiana.

Energy Transfer Partners, L.P. (NYSE: ETP) is a master limited partnership owning and operating one of the largest and most diversified portfolios of energy assets in the United States. ETP currently owns and operates approximately 35,000 miles of natural gas and natural gas liquids pipelines. ETP owns 100% of Panhandle Eastern Pipe Line Company, LP (the successor of Southern Union Company) and Sunoco, Inc., and a 70% interest in Lone Star NGL LLC, a joint venture that owns and operates natural gas liquids storage, fractionation and transportation assets. ETP also owns the general partner, 100% of the incentive distribution rights, and approximately 67.1 million common units in Sunoco Logistics Partners L.P. (NYSE: SXL), which operates a geographically diverse portfolio of crude oil and refined products pipelines, terminalling and crude oil acquisition and marketing assets. ETP’s general partner is owned by ETE. For more information, visit the Energy Transfer Partners, L.P. web site at www.energytransfer.com.

Additional Information about the Proposed Transaction and Where to Find It

This communication contains information about a proposed merger between Susser and ETP. In connection with the proposed merger, ETP has filed with the SEC, and the SEC declared effective on July 30, 2014, a registration statement on Form S-4, which includes Susser’s proxy statement as part of the proxy statement/prospectus, that provides details of the proposed merger and the attendant benefits and risks. This communication is not a substitute for the proxy statement/prospectus or any other document that Susser or ETP may file with the SEC or send to stockholders in connection with the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and all other relevant documents filed with the SEC or sent to stockholders as they become available because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement including the proxy statement/prospectus may be obtained free of charge by accessing ETP’s website at www.energytransfer.com by clicking on the “Investor Relations” link, or upon written request to Energy Transfer Partners, L.P., 3738 Oak Lawn Ave., Dallas, TX 75219, Attention: Investor Relations, or from Susser by accessing Susser’s website at www.susser.com or upon written request to Susser Holdings Corporation, 4525 Ayers St., Corpus Christi, TX, 78415, Attention: Investor Relations. Stockholders may also read and copy any reports, statements and other information filed by ETP or Susser with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or a solicitation of any vote or approval.

Forward-Looking Statements

This news release contains “forward-looking statements” which may describe Susser’s objectives, expected results of operations, targets, plans, strategies, costs, anticipated capital expenditures, potential acquisitions, new store openings and/or new dealer locations, management’s expectations, beliefs or goals regarding the proposed transaction between Energy Transfer Partners, L.P. (ETP) and Susser, the expected timing of that transaction and the future financial and/or operating impact of that transaction-including the anticipated integration process and any related benefits, opportunities or synergies. These statements are based on current plans, expectations and projections and involve a number of risks and uncertainties that could cause actual results and events to vary materially, including but not limited to: competitive pressures from convenience stores, gasoline stations, other non-traditional retailers located in our markets and other wholesale fuel distributors; dangers inherent in storing and transporting motor fuel; pending or future consumer or other litigation or adverse publicity concerning food quality, food safety or other health concerns related to our restaurant facilities; inability to build or acquire and successfully integrate new stores; volatility in crude oil and wholesale petroleum costs; increasing consumer preferences for alternative motor fuels, or improvements in fuel efficiency; general economic, financial and political conditions; our dependence on our subsidiaries for cash flow generation, including SUSP, and our exposure to the business risks of SUSP by virtue of our controlling ownership interest; operational limitations imposed by our contractual arrangements with SUSP; our ability to comply with federal and state regulations including those related to alcohol, tobacco and environmental matters; wholesale cost increases of tobacco products or future legislation or campaigns to discourage smoking; costs associated with employee healthcare requirements; compliance with, or changes in, tax laws-including those impacting the tax treatment of SUSP; dependence on two principal suppliers for merchandise; dependence on suppliers for credit terms; seasonality; dependence on senior management and the ability to attract qualified employees; acts of war and terrorism; dependence on our information technology systems; severe weather; severe or unfavorable weather conditions; cross-border risks associated with the concentration of our stores in markets bordering Mexico; impairment of goodwill or indefinite lived assets; Susser and ETP’s ability to consummate the proposed transaction; the ability to obtain requisite regulatory or stockholder approvals or to satisfy other conditions precedent to the consummation of the transaction; successful development and execution of integration plans; ability to realize anticipated synergies or cost-savings and the potential impact of the transaction on employee, supplier, customer and competitor relationships; and other unforeseen factors.

For a full discussion of these and other risks and uncertainties, refer to the “Risk Factors” section of the Company’s most recently filed annual report on Form 10-K and subsequent quarterly filings. These forward-looking statements are based on and include our estimates as of the date hereof. Subsequent events and market developments could cause our estimates to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if new information becomes available, except as may be required by applicable law.

Contacts:

Susser Holdings Corporation	Energy Transfer Partners, L.P.
Susser Petroleum Partners LP	Brent Ratliff, Vice President
Mary Sullivan, Chief Financial Officer	(214) 981-0700, brent.ratliff@energytransfer.com
(361) 884-2463, msullivan@susser.com
Dennard-Lascar Associates	Granado Communications Vicki Granado (214) 599-8785, vicki@granadopr.com
Anne Pearson
(210) 408-6321, apearson@dennardlascar.com

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